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VIA EDGAR

June 19, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-15202
Dear Mr. Rosenberg:

I refer to your letter dated June 8, 2015 to Mr. Eugene G. Ballard, Senior Vice President -- Chief Financial Officer of  W. R. Berkley Corporation (“Berkley”), regarding the above-referenced filing.  As discussed with Mr. Rolf Sundwall, Berkley is actively working on its responses to the comments of the Staff raised in the letter and expects to submit its responses as soon as possible, but in any case no later than July 3, 2015.
Should you or any other member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.
Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Rolf Sundwall (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)
Matthew Ricciardi (Berkley)